Exhibit 99.1
MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended March 31, 2008
Dated May 6, 2008
Earnings and profitability
The financial results presented in this document are unaudited
FINANCIAL SUMMARY

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)	533	555	577	590	497

Operating earnings(1) ($ millions)	533	560	583	593	558

Basic earnings per common share (EPS) ($)	0.95	0.98	1.02	1.03	0.87
Fully diluted EPS ($)	0.93	0.97	1.00	1.02	0.86
Fully diluted operating EPS(1) ($)	0.93	0.98	1.01	1.03	0.96

Return on common equity (ROE) (%)	13.4	14.2	14.7	14.5	12.0
Operating ROE(1) (%)	13.4	14.3	14.8	14.6	13.5

Average common shares outstanding (millions)	563.8	566.2	567.8	570.1	572.0
Closing common shares outstanding (millions)	561.9	564.1	566.4	568.1	571.4

Sun Life Financial Inc.(2) reported common shareholders’ net income of $533 million for the quarter ended March 31, 2008, compared with $497 million in the first quarter of 2007. Operating earnings of $533 million for the first quarter of 2008 were down $25 million from $558 million in the first quarter of 2007. The strengthening of the Canadian dollar relative to foreign currencies since the first quarter of 2007 reduced quarterly earnings by $43 million. On a constant currency basis, operating earnings in the first quarter of 2008 were up $18 million or 3%.
Income in the first quarter of 2008 was adversely affected by the decline in equity markets in the Company’s North American businesses, the unfavourable impact of wider credit spreads in SLF U.S. and SLF Asia as well as credit-related allowances in SLF U.S. These decreases were partially offset by gains in SLF U.S., including positive interest rate and hedge experience in Annuities, reduced new business strain in Individual Insurance, and business growth in the Employee Benefits Group (EBG) as well as the positive effect of income tax related items in Corporate Support and SLF U.K. The increase in common shareholders’ net income in the first quarter of 2008 compared to the first quarter of 2007 reflects the impact of after-tax charges to earnings in the first quarter of 2007 of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities.
ROE for the first quarter of 2008 was 13.4% compared with 12.0% for the first quarter of 2007. The 140 basis point increase was primarily the result of the adverse impact of the charges described above which occurred in the first quarter of 2007. EPS(3) of $0.93 were 8% higher than the $0.86 reported in the prior year.
Operating EPS for the first quarter of 2008, were $0.93 for the quarter, down 3% from operating EPS of $0.96 in the first quarter of 2007. Operating ROE of 13.4% for the quarter was down from operating ROE of 13.5% in the first quarter of 2007. Excluding the impact of currency, operating EPS would have been $1.01, an increase of 5% over the first quarter of 2007.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s first quarter 2008 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures.”

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
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Management’s discussion and analysis
SLF CANADA

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	149	147	152	177	146
Group Benefits	49	76	59	69	51
Group Wealth	49	40	46	34	53

Total	247	263	257	280	250
ROE (%)	14.1	15.0	14.7	16.1	14.3

SLF Canada’s earnings decreased by 1% compared to the first quarter of 2007. SLF Canada benefited from favourable morbidity and mortality experience in Group Benefits, asset reinvestment gains from wider credit spreads in Group Wealth and Individual Insurance & Investments and increased earnings from Cl Financial, offset by the impact of interest rate and equity market declines in the first quarter of 2008 and the positive impact of actuarial reserve changes in Group Wealth and Group Benefits that occurred in 2007.
•	Individual Insurance and Investments earnings for the first quarter of 2008 increased by 2% from the first quarter of 2007 due to increased earnings from Cl Financial related to tax rate changes which occurred in the fourth quarter of 2007, and asset reinvestment gains from wider credit spreads on assets backing longer-term liabilities offset by the impact of declining interest rates and equity markets.

•	Group Benefits earnings for the first quarter of 2008 decreased by 4% compared with the first quarter of 2007 as favourable morbidity and mortality experience in the first quarter of 2008 was more than offset by a change to actuarial reserves to better reflect asset liability matching in the first quarter of 2007.

•	Group Wealth earnings for the first quarter of 2008 decreased by 8% from the first quarter of 2007 due primarily to the non-recurrence of the positive impact on actuarial reserves from a reinsurance transaction in 2007, partly offset by investment gains from wider credit spreads in the first quarter of 2008.
SLF U.S.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income (US$ millions)
Annuities	75	57	99	80	80
Individual Insurance	19	84	41	37	5
Employee Benefits Group	19	24	22	25	(1)

Total (US$ millions)	113	165	162	142	84
Total (C$ millions)	113	157	170	156	98
ROE (%)	10.7	15.3	14.7	14.0	9.4

Earnings for SLF U.S. increased C$15 million, or 15%, compared to the first quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$19 million in the first quarter of 2008 compared to the first quarter of 2007.
In U.S. dollars, earnings were US$113 million, US$29 million, or 35%, higher than in the first quarter of 2007. Earnings increased in the first quarter of 2008 as a result of improved claims experience and business growth in EBG, including the impact of the EBG acquisition in the second quarter of 2007, decreased new business strain on universal life sales in Individual Insurance, favourable interest rate experience in fixed annuities, positive variable annuity hedge experience and the gain on sale of Sun Life Retirement Services (U.S.), Inc. (RSI), partially offset by the unfavourable impact of wider credit spreads and credit-related allowances in Annuities.
•	Annuities earnings decreased by US$5 million compared to the first quarter of 2007 as a result of the unfavourable impact of wider credit spreads and credit-related allowances on actuarial reserving requirements in the fixed annuity block, partially offset by favourable interest rate experience in fixed annuities, positive variable annuity hedge experience and the gain on sale of RSI.

•	Individual Insurance earnings were higher by US$14 million compared to the first quarter of 2007 primarily due to decreased new business strain on universal life sales resulting from lower sales and the implementation of the AXXX financing arrangement in the fourth quarter of 2007.

•	EBG earnings increased by US$20 million compared to the first quarter of 2007 as a result of business growth, including the impact of the acquisition in the second quarter of 2007, and favourable claims experience.
4     Sun Life Financial Inc. | First Quarter 2008

MFS
Management’s discussion and analysis

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income (US$ millions)	59	74	65	62	61
Common shareholders’ net income (c$ millions)	59	73	68	68	72
Pre-tax operating profit margin ratio(4)	35%	40%	36%	34%	34%
Average net assets (US$ billions)	187	203	199	200	189
Assets under management (US$ billions)	184	200	204	202	192
Net sales/(Redemptions) (US$ billions)	(2.7)	(3.2)	(0.9)	(0.1)	0.2
Market movement (US$ billions)	(12.5)	(1.5)	3.3	9.5	4.4
S&P 500 Index (daily average)	1,349	1,495	1,489	1,497	1,425

Earnings for MFS decreased C$13 million, or 18%, compared to the first quarter of 2007. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$10 million in the first quarter of 2008 compared to the first quarter of 2007.
In U.S. dollars, first quarter earnings were US$59 million, US$2 million, or 3%, lower than in the first quarter of 2007 primarily due to lower net average assets as a result of a decline in equity markets. Average net assets of US$187 billion decreased 1% compared to the first quarter of 2007.
Total assets under management at March 31, 2008 were US$184 billion, a decrease of US$15.2 billion compared to December 31, 2007, driven by market depreciation of US$12.5 billion and net redemptions of mutual funds and managed funds of US$2.7 billion.
SLF ASIA

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income ($ millions)	13	38	30	17	38
ROE (%)	4.4	13.6	10.9	6.0	13.5

First quarter 2008 earnings of $13 million were down by $25 million, or 66%, from the first quarter of 2007 primarily due to lower earnings in Hong Kong where the first quarter 2007 earnings benefited from the effect of improved asset liability matching. In addition, the first quarter 2008 earnings were impacted by wider credit spreads on Hong Kong investments, and by increased investment in India. These were partially offset by changes to actuarial reserves for Critical Illness riders in Hong Kong.
SLF Asia sales momentum continued in the first quarter of 2008, with individual life insurance sales up 92% in Canadian dollars over the same period in 2007 driven by continued demand for unit-linked products and expanded distribution capacity. In local currency, Hong Kong sales were up 52% from improved agency productivity; Indonesia’s sales were up 78% from higher alternate distribution sales and improved agency productivity; India’s sales were up 133% from increased sales force; and China’s sales were up 164% from expanded operations.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Common shareholders’ net income/(loss) ($ millions)
SLF U.K.	59	23	48	42	100
SLF Reinsurance	22	25	21	33	18
Corporate Support	20	(24)	(17)	(6)	(79)

Total	101	24	52	69	39

     Earnings in the first quarter of 2008 increased by $62 million compared to the first quarter of 2007 due to the positive effect of changes in income tax liabilities in Corporate Support and reserve adjustments for tax timing differences in SLF U.K. Results in the first quarter of 2007 included after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. due to the non-recurrence of several items.
(4)      Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
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Management’s discussion and analysis
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets as well as changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these assets are largely offset by corresponding changes in the value of actuarial liabilities.

	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07

Revenues ($ millions)
SLF Canada	2,320	2,610	2,500	1,801	2,374
SLF U.S.	1,060	1,637	2,052	1,944	2,197
MFS	362	390	417	433	447
SLF Asia	119	294	286	182	215
Corporate	25	474	444	140	351

Total as reported	3,886	5,405	5,699	4,500	5,584

Less: Impact of currency, changes in the fair value of held for trading assets and derivative instruments	(2,129)	(574)	(546)	(1,311)	(207)

Total adjusted revenue	6,015	5,979	6,245	5,811	5,791

Revenues of $3.9 billion earned in the first quarter of 2008 decreased by $1.7 billion from the same period in 2007 mainly due to the $1.4 billion lower net investment income caused primarily by a reduction in the fair value of held-for-trading assets due to the increase in market yields on U.S. bonds and lower stock values in connection with lower equity markets. Adjusting for the impact of currency and changes in the fair value of held-for-trading assets and derivatives, revenues of $6.0 billion were up 4% compared to the first quarter of 2007 as increased health premiums from the EBG acquisition were partially offset by lower annuity premiums and lower asset-based fees.
Premium revenue of $3.2 billion declined by $128 million in the first quarter of 2008 compared to the first quarter of 2007 due to the unfavourable impact of $261 million from the appreciated Canadian dollar relative to other foreign currencies. Excluding the impact of currency, premiums increased by $133 million primarily attributable to the growth in SLF U.S. EBG.
First quarter 2008 health premiums of $980 million increased by $163 million over the comparable period a year ago mainly from the $121 million growth in SLF U.S. EBG, including the EBG acquisition at the end of May 2007. This increase was diminished by the decline of $167 million in annuity premiums from the same period in the prior year as SLF Canada’s annuity premiums decreased by $41 million mainly due to lower structured settlement premiums in Individual Wealth. SLF U.S. annuity premiums also decreased by $101 million in the first quarter of 2008 from the comparable period a year ago, from lower fixed and fixed index annuity products and a reduction of $80 million from the strengthening of the Canadian dollar.
Life insurance premiums of $1.4 billion in the first quarter of 2008 were $124 million lower than the first quarter of 2007, primarily from the unfavourable currency effect of $118 million from a strengthened Canadian dollar relative to the other foreign currencies.
First quarter 2008 net investment income declined by $1.4 billion compared to the first quarter of 2007. Volatile market conditions and the tight credit environment contributed to a net increase in market yields and a corresponding reduction in the market value of held-for-trading bonds. This, combined with lower equity market levels, resulted in fair value losses on held-for-trading assets.
Fee income of $705 million in the first quarter of 2008 was down $125 million compared to the same period in the previous year as lower asset-based fees were earned on decreased average net assets from poor equity market performance, especially in the U.S., and the reduction of $88 million related to the unfavourable currency effect of changes in foreign exchange rates.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $415.3 billion as at March 31, 2008 compared to $425.3 billion as at December 31, 2007, and $451.3 billion as at March 31, 2007. The decrease of $10.0 billion between December 31, 2007 and March 31, 2008 resulted primarily from:
(i)	negative market movements of $16.7 billion;

(ii)	net redemptions of mutual, managed and segregated funds of $0.8 billion; and

(iii)	an increase of $8.2 billion from a weaker Canadian dollar relative to the prior period currency exchange rates.
6      Sun Life Financial Inc. | First Quarter 2008

Management’s discussion and analysis
AUM decreased $36.0 billion between March 31, 2007 and March 31, 2008. The reduction in AUM related primarily to:
(i)	a decrease of $36.5 billion from the strengthening of the Canadian dollar relative to foreign currencies;

(ii)	declining market performance that lowered AUM by $1.7 billion; partly offset by

(iii)	net sales of mutual, managed and segregated funds of $1.1 billion; and

(iv)	an increase of $1.1 billion in mutual funds at the end of June 2007 from the acquisition of six closed-end funds in MFS.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $115.2 billion as at March 31, 2008, compared to $122.2 billion a year earlier. The unfavourable impact of $6.8 billion from currency fluctuations reduced general fund assets in the first quarter of 2008.
Total general fund assets increased by $958 million from the December 31, 2007 level of $114.3 billion. The favourable impact of $1.7 billion from currency fluctuations boosted general fund assets in the first quarter of 2008. Continued business growth, primarily in SLF Canada, was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
Actuarial and other policy liabilities of $79.4 billion as at March 31, 2008 decreased by $8.2 billion compared to March 31, 2007. The currency effect resulting from an appreciated Canadian dollar at the end of the first quarter of 2008 compared to the same period a year ago reduced actuarial and other policy liabilities by $4.7 billion. There was also a decrease in actuarial and other policy liabilities corresponding to the changes in fair value of held-for-trading assets.
Actuarial and other policy liabilities were lower by $402 million compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities from the changes in fair value of held-for-trading assets was partially offset by the $1.1 billion favourable currency fluctuations.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital was $17.4 billion as at March 31, 2008 compared to $17.1 billion as at December 31, 2007. The increase of $282 million between December 31, 2007 and March 31, 2008 resulted primarily from:
(i)	shareholders’ net income of $551 million, before preferred share dividends of $18 million;

(ii)	an increase of $266 million from currency fluctuations; partly diminished by

(iii)	unrealized losses of $244 million on available-for-sale assets in other comprehensive income;

(iv)	common share dividend payments of $203 million; and

(v)	$70 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised).
As at May 2, 2008, Sun Life Financial Inc. had 561.9 million common shares and 61.0 million preferred shares outstanding.
CASH FLOWS

	Quarterly results

($ millions)	Q1’08	Q1’07

Cash and cash equivalents, beginning of period	3,603	4,936
Cash flows provided by (used in):
Operating activities	193	44
Financing activities	54	218
Investing activities	(602)	194
Changes due to fluctuations in exchange rates	9	22

Increase in cash and cash equivalents	(346)	478

Cash and cash equivalents, end of period	3,257	5,414
Short-term securities, end of period	2,016	1,556

Total cash, cash equivalents and short-term securities	5,273	6,970

Net cash, cash equivalents and short-term securities of $5.3 billion as at the end of the first quarter of 2008 decreased by $1.7 billion from the first quarter of 2007 mainly as a result of the timing of investment transactions. Cash used in investing activities was higher by $796 million in the first quarter of 2008 than in the same quarter of 2007. Net purchases of invested assets in the first quarter of 2008 as compared to net sales of invested assets in the first quarter of 2007 mainly generated the cash outflow.
Cash provided by financing activities in the first quarter of 2008 was $164 million lower than in the same period a year ago. Subordinated unsecured fixed/floating debt of $400 million in principal amount was issued during the first quarter of 2008 as compared to the $250 million in principal amount of senior unsecured fixed/floating debt and $250 million of preferred shares that were issued during the first quarter of
Sun Life Financial Inc. | sunlife.com       7

Management’s discussion and analysis
2007. In addition, first quarter 2008 dividend payments to common shareholders increased by $20 million over the first quarter of 2007 and the issuance of common shares on the exercise of stock options was $29 million less in the first quarter of the current year versus the same period in the previous year.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
QUARTERLY FINANCIAL SUMMARY

Unaudited	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06

Common shareholders’ net income ($ millions)	533	555	577	590	497	545	541	512

Operating earnings ($ millions)	533	560	583	593	558	545	541	512

Basic earnings per common share (EPS) ($)	0.95	0.98	1.02	1.03	0.87	0.95	0.94	0.88

Fully diluted EPS ($)	0.93	0.97	1.00	1.02	0.86	0.94	0.93	0.88

Fully diluted operating EPS ($)	0.93	0.98	1.01	1.03	0.96	0.94	0.93	0.88

Total revenue ($ millions)	3,886	5,405	5,699	4,500	5,584	6,137	6,604	6,231

Total AUM ($ billions)	415	425	427	440	451	442	405	391

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
INVESTMENTS
As at March 31, 2008, the Company held $60.3 billion of bonds, which constituted 58% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at March 31, 2008.
As at March 31, 2008, the Company held $11.0 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio of $60.3 billion. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at March 31, 2008, compared to 76% as at December 31, 2007.
The Company’s bond portfolio as at March 31,2008 included $6.3 billion of asset-backed securities, representing approximately 10% of the Company’s bond portfolio, or 6% of the Company’s total invested assets, as categorized in the following table.

	March 31, 2008		December 31, 2007

		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	2,372	99.6%	2,523	99.6%
Residential mortgage-backed securities:
Agency	1,131	100.0%	1,112	100.0%
Non-agency	1,338	99.9%	1,486	99.9%
Collateralized Debt Obligations	355	96.9%	422	97.5%
Other	1,110	99.1%	1,075	99.6%

Total	6,306	99.5%	6,618	99.6%

8       Sun Life Financial Inc. | First Quarter 2008

Management’s discussion and analysis
As at March 31, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $300 million and $152 million, respectively, together representing approximately 0.4% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 97% of these investments either were issued before 2006 or have an “AAA” rating.
The Company had total exposure of $1,013 million to monoline insurers as at March 31, 2008, of which $87 million, or 9%, represented direct exposure to the monoline insurers and $926 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, the underlying bonds have an average credit quality of between “A” and “BBB” as at March 31, 2008.
Included in the Company’s diversified investment portfolio as at March 31, 2008 were $854 million of bank sponsored asset-backed commercial paper (ABCP) in Canada. In addition, the Company had indirect exposure to ABCP of approximately US$100 million through its money market holdings in the U.S., the majority of which was sponsored by major banks in the U.S.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	March 31, 2008	December 31, 2007

Net fair value	684	1,309
Total notional amount	45,589	42,642
Credit equivalent amount	2,656	2,351
Risk weighted credit equivalent amount	57	56

The total notional amount increased to $45.6 billion as at March 31, 2008, from $42.6 billion at the end of 2007, and the net fair value decreased to $0.7 billion as at March 31, 2008 from the 2007 year-end amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $69 million as at March 31, 2008, $20 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at March 31, 2008, compared with $2.9 billion as at December 31, 2007.
OUTLOOK
The Company generally benefits from a credit environment within historic norms and steady or slowly increasing interest rates from recent levels, particularly in its universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency, and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Embedded value and value of new business are used to measure overall profitability. Embedded value and value of new business are based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s
Sun Life Financial Inc. | sunlife.com       9

Management’s discussion and analysis
performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

Unaudited - in millions of Canadian dollars	Quarterly results

	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06

Reported earnings (GAAP)	533	555	577	590	497	545	541	512
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	—	(43)	—	—	—
Re-branding expenses in Canada	—	(3)	(5)	(2)	—	—	—	—
EBG integration costs	—	(2)	(1)	(1)	—	—	—	—
Premium to redeem Partnership Capital Securities	—	—	—	—	(18)	—	—	—

Total special items	—	(5)	(6)	(3)	(61)	—	—	—

Operating earnings	533	560	583	593	558	545	541	512

FORWARD-LOOKING STATEMENTS
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AlFand the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; credit spread fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
10       Sun Life Financial Inc. | First Quarter 2008